December 19, 2024

Justin C. Jacobs
Chief Executive Officer
Natural Gas Services Group, Inc.
404 Veterans Airpark Lane, Suite 300
Midland, Texas 79705

       Re: Natural Gas Services Group, Inc.
           Registration Statement on Form S-3
           Filed December 13, 2024
           File No. 333-283794
Dear Justin C. Jacobs:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg at 202-551-3707 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   David A. Thayer, Esq., of Jones & Keller, P.C.